Exhibit (a)(23)

March 24, 2006
Dear Stockholder:
      On February 21, 2006, Lafarge S.A., through a wholly-owned subsidiary, commenced a tender offer to acquire all of the outstanding shares of Lafarge North America’s common stock not already owned by Lafarge S.A. and its subsidiaries for $75.00 per share. As part of the transaction, Lafarge S.A. is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc., a subsidiary of Lafarge North America.
      The Lafarge North America board of directors established a Special Committee, comprised of directors who are unaffiliated with Lafarge S.A., to review, evaluate, make recommendations to Lafarge North America’s stockholders (other than Lafarge S.A. and its affiliates) and to respond to, or take other actions as appropriate with respect to, the tender offer.
The Special Committee has unanimously determined that the tender offer is inadequate and not in the best interests of the stockholders of Lafarge North America, other than Lafarge S.A. and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the stockholders of Lafarge North America reject the tender offer and not tender their shares of common stock pursuant to the tender offer.
      Enclosed is an amendment to the solicitation/recommendation statement on Schedule 14D-9/A prepared by Lafarge North America and authorized by the Special Committee, which was filed today with the Securities and Exchange Commission and which amends and supplements the solicitation/recommendation statement initially filed with the Securities and Exchange Commission and mailed to stockholders on March 6, 2006 and revised by an amendment filed with the Securities and Exchange Commission on March 10, 2006.
      The Special Committee has made its determination and recommendation based upon various factors, including, among other material factors set forth in the enclosed amendment, the fact that the Special Committee has received inadequacy opinions from its financial advisors, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Blackstone Group L.P. These inadequacy opinions are included in the enclosed amendment as Annex B and Annex C, respectively.
      The Special Committee encourages you to review the enclosed amendment to the solicitation/recommendation statement in its entirety because it contains important information.
      Thank you for your careful consideration of this matter.

Sincerely,

Marshall A. Cohen
Chairman of the Special Committee of
The Board of Directors